March 21, 2006

VIA EDGAR AND UPS
-----------------

Ms. Sara D. Kalin
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Residential Funding Mortgage Securities I, Inc.
         Registration Statement on Form S-3, File No.
         333-131201 Response to Comment Letter dated
         March 16, 2006
         -----------------------------------------------

Dear Ms. Kalin:

         On behalf of Residential Funding Mortgage Securities I, Inc., we submit this letter in response to the comments in your letter dated March 16, 2006 relating to the above-referenced registration statement. To facilitate your review of our responses, we have enclosed changed pages from the base prospectus showing revisions made in response to your comments, cross-referenced to the corresponding comment number. A complete copy of the entire Amendment No. 2 to
Registration Statement filed herewith is also enclosed.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

General

          1.      We reissue comment 4 of our letter dated February 16, 2006.
                  Please confirm that you will file unqualified legal and tax opinions at the time of each takedown. Refer to footnote 133 to SEC Release 33-8518.

Response: We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

BASE PROSPECTUS

Description of Credit Enhancement, page 54
------------------------------------------

Securities and Exchange Commission
March 21, 2006

          2.      We note that the disclosure at the bottom of on page 55
                  indicates that credit support for a series of securities may cover one or more other series of securities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from
                  assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Response: We confirm that no assets, cash flows from assets or credit enhancement included in one trust fund will act as credit enhancement for a separate trust, and have accordingly deleted this sentence on page 55.

         If you have any additional questions you would like to discuss, please do not hesitate to contact me at (952) 857-6463 or Paul Jorissen of Mayer,
Brown, Rowe & Maw LLP at (212) 506-2555, Terry Schiff of Mayer, Brown, Rowe &
Maw LLP at (212) 506-2539 or William Malpica of Mayer, Brown, Rowe & Maw LLP at
(212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                                     Very truly yours,

                                                     /s/ Julianne M. Linder
                                                     Associate Counsel
cc:      Daniel Morris
         Katharine Crost
         Paul A. Jorissen
         Terry Schiff
         Jeffrey Cantrell
         Kim Zielinski
         William Malpica